April 15, 2019

Steve Helm
Chief Executive Officer
BRIGHTLANE CORP.
1600 West Loop South
Suite 600
Houston, TX 77056

       Re: BRIGHTLANE CORP.
           Form PRE 14C
           Filed April 4, 2019
           File No. 000-54027

Dear Mr. Helm:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE 14C filed April 4, 2019

General

1. We note that you plan to acquire Vat Bridge Ltd. through an exchange of shares. Please provide the disclosure required by Items 12, 13 and 14 of Schedule 14A or advise. Please refer to Note A of Schedule 14A, as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A. Additionally, please revise to explain what exemption from registration that you relied upon when issuing shares to Vat
      Bridge shareholders.
 Steve Helm
BRIGHTLANE CORP.
April 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant
Director, at 202-551-3655 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Helm
                                                           Division of
Corporation Finance
Comapany NameBRIGHTLANE CORP.
                                                           Office of Real
Estate and
April 15, 2019 Page 2                                      Commodities
FirstName LastName